Filed pursuant to Rule 433

Registration Statement No. 333-157960

June 24, 2010

Puget Sound Energy, Inc.

$250,000,000 5.764% Senior Notes due 2040

PRICING TERM SHEET

Issuer:	Puget Sound Energy, Inc.
Anticipated Ratings*:	Baa1 by Moody’s Investors Service Inc.
A- by Standard & Poor’s Ratings Services
Principal Amount:	$250,000,000
Security Type:	Senior Notes
Issue Price:	100% of principal amount
Trade Date:	June 24, 2010
Settlement Date:	June 29, 2010 (T+3)
Maturity Date:	July 15, 2040
Coupon:	5.764%
Benchmark Treasury:	4.625% due February 15, 2040
Treasury Price:	109.500%
Treasury Yield:	4.089%
Spread to Benchmark:	T+167.5 basis points
Reoffer Yield:	5.764%
Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on January 15, 2011
Make-whole Call:	At any time at a discount rate of Treasury plus T+25 basis points
Denominations:	$1,000 and integral multiples of $1,000
Joint Book-Running Managers:	RBS Securities Inc.
Mitsubishi UFJ Securities (USA), Inc. BNY Mellon Capital Markets, LLC
Co-Managers:	Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC
CUSIP:	745332CC8

The Information regarding conflicts of interest in the Preliminary Prospectus Supplement dated June 24, 2010 under the caption “Underwriting - Conflicts of Interest” is supplemented with the following: Affiliates of each of the co-managers are lenders under Puget Sound Energy, Inc.’s revolving capital expenditure credit facility, a portion of which will be repaid with the net proceeds of this offering.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from RBS Securities Inc. by calling (866) 884-2071, Mitsubishi UFJ Securities (USA), Inc. by calling (877) 649-6848, and BNY Mellon Capital Markets, LLC by calling (800) 269-6864.